Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the company”)

MiX TELEMATICS APPOINTS JOHN GRANARA AS CHIEF FINANCIAL OFFICER

MiX Telematics, a global leader of fleet and mobile asset management solutions delivered as Software as a Service (“SaaS”), announces the appointment of Mr. John Granara as Chief Financial Officer (“CFO”) and Executive Vice President, effective July 8, 2019. Mr. Granara will succeed Mr. Paul Dell, who has filled the role of interim CFO since early 2017. Mr. Dell will continue at MiX Telematics in an alternative senior role.

“John is a seasoned finance executive with over 20 years’ experience in both public and privately held corporations. With his broad expertise and leadership experience at a functional and strategic level, I am confident he will make a positive contribution to our growth strategy and be an invaluable member of our executive team,” says Joselowitz.

Most recently, Mr. Granara held the position of CFO at Ameresco (NYSE: AMRC) where he held oversight of all corporate finance accounting, financial analysis, planning, M&A, internal audit, tax, treasury, investor relations and structured finance. Prior to that he was VP Finance and Chief Accounting Officer at GT Advanced Technologies (NASDAQ: GTAT). Mr. Granara holds a B.S.B.A from Suffolk University in Boston, and is a certified public accountant.

“I am thrilled to be joining MiX Telematics at this exciting stage of the business. I’m looking forward to contributing to this leading and growing technology company that is at the forefront of many global trends. Helping the company achieve its business and financial goals to drive further shareholder value is my top priority,” commented Granara.

Joselowitz concluded, “I would also like to take this opportunity to thank Paul for the fantastic job he did as interim CFO over the last two years, and am delighted he will continue being part of our team.”

About MiX Telematics

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to 750,000 subscribers in over 120 countries. The company’s products and services provide enterprise fleets, small fleets and consumers with solutions for efficiency, safety, compliance and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Mexico and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and on the New York Stock Exchange (NYSE: MIXT). For more information, visit www.mixtelematics.com.

For further information:

Brian Denyeau
ir@mixtelematics.com
 +1-855-564-9835

July 9, 2019

JSE sponsor